

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 16, 2010

Mr. Kenneth S. Forster
Chief Executive Officer
APC Group, Inc.
3526 Industrial Avenue
Fairbanks, AK   99701

>   **Re: APC Group, Inc.**
>   **Form 10-KSB for fiscal year ended November 30, 2008**
>   **File No. 0-52789**

Dear Mr. Forster:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief